# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGM RESORTS INTERNATIONAL, CIK 0000789570
CUSIP: 552953101
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 09/23/2026
Amends the filing with accession number 0001104659-20-092462
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Jennifer D. Bishop, People Incorporated, 555 West 18th Street, New York, New York (NY), 10011, (212) 551-7105

## Reporting persons
- PEOPLE INCORPORATED (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,822,350; shared voting power 0; sole dispositive power 66,822,350; shared dispositive power 0; aggregate amount beneficially owned 66,822,350 (26.5% of the class)
  Comment: Note to Row 13: Percentage in Row 13 calculated on the basis of 251,592,756 shares of common stock, par value $0.01, of the Issuer ("Common Stock") issued and outstanding as of July 27, 2026 (based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on July 29, 2026). Rows 7, 9 and 11 reflect shares of Common Stock beneficially owned by People Incorporated ("People"). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: MGM RESORTS INTERNATIONAL
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Comment: This statement constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D relating to the shares of common stock, $0.01 par value (the "Shares"), of MGM Resorts International (the "Issuer"), and hereby amends the Schedule 13D filed with the SEC on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, Amendment No. 2, filed with the SEC on January 11, 2021, Amendment No. 3, filed with the SEC on February 16, 2022, Amendment No. 4, filed with the SEC on August 11, 2022, Amendment No. 5, filed with the SEC on December 9, 2025, Amendment No. 6, filed with the SEC on March 25, 2026, Amendment No. 7, filed with the SEC on April 3, 2026 and Amendment No. 8, filed with the SEC on June 1, 2026, together, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended by replacing the first, second and third paragraphs with the following:
This Schedule 13D is being filed by People Incorporated (f/k/a IAC Inc.), a Delaware corporation ("People" or the "Reporting Person"). The Reporting Person's principal executive offices are located at 555 West 18th Street, New York, New York 10011. The telephone number of the Reporting Person is (212) 314-7300.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A hereto (collectively, the "Covered Persons"), attached and incorporated herein by reference. During the preceding five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 23, 2026, People announced that it has withdrawn its previously submitted non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by People, as described in Amendment No. 8 to this Schedule 13D. People announced that it remains open to and interested in the possibility of a strategic transaction with the Issuer and looks forward to considering a range of alternatives.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, which may include changing its investment purpose and/or, from time to time, additional acquisitions or dispositions of Shares, the exploration with the Issuer of potential strategic or business transactions relating to the businesses of the Issuer and the Reporting Person and any matter set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended by replacing the first paragraph with the following: As of close of business on the date of Amendment No. 9, Reporting Person has beneficial ownership of approximately 66,822,350 Shares constituting approximately 26.5% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c): There have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 9.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment No. 9 is incorporated by reference into this Item.

## Signatures
- PEOPLE INCORPORATED: /s/ Jennifer D. Bishop, Jennifer D. Bishop Deputy General Counsel (09/24/2026)